SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of November 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F X     Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes        No X
                                      ---       ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                              Genesys Conferencing

               Genesys Conferencing Reports Third Quarter Results
                   -Automated services reach 72.7% of volume-
                        -EBITDA margin expands to 14.9%-

           -Call Center Consolidation and Cost Cutting Boost Margins-
                   -September 2002 EBITDA Margin Reaches 20%-
                  -Positive Trend Continues into October 2002-


MONTPELLIER, France, November 14, 2002 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today reported revenue and earnings for the third quarter and nine months ended September 30, 2002. All financial results are reported under French Generally Accepted Accounting Principles (GAAP).

Highlights for the third quarter included:

          o Total call volumes reach 297 million minutes, up 37.9% over last year

          o    Automated service volume increases 90.5%

          o    Completed consolidation of call centers in early October 2002

          o    Genesys Meeting Center now exceeds 300,000 seats

          o    September EBITDA margin reaches 20%

The results for 2001 reflect the combined performance of Genesys Conferencing, Vialog Corporation, which was acquired by Genesys on April 26, 2001, and Astound Incorporated, which was acquired by Genesys on March 28, 2001 as if these acquisitions were completed on January 1, 2001

Revenues decreased 7.9% to (euro)46.9 (US$46.2) million for the third quarter of 2002, from (euro)50.9 (US$50.2) million in the third quarter of 2001. The decline in revenue was due to the weakening U.S. dollar and the continuing shift to automated services, which have lower per minute rates than operator assisted services. Without the dollar effect, revenues for the third quarter 2002 would have reached (euro)49.7 (US$46.0) million, a decrease of 2.3% from the third quarter of 2001. Automated services accounted for 72.7% of audio volume in the third quarter of 2002 compared to 52.8% of volume in the prior year period. Gross profit expanded to 56.7% of revenue, a 64 basis point improvement from the same period last year, due to the continued shift to higher margin automated services.

Operating expenses for the third quarter declined 15.6% to (euro)27.9 million as a result of a significant reduction in sales, marketing, general and administrative expenses.

Earnings before interest, taxes, depreciation and amortization (EBITDA), before non-recurring charges, increased to (euro)7.0 (US$6.9) million in the third quarter of 2002, an increase of 4.5%, compared to (euro)6.7 (US$6.6) million in the prior year period. The non-recurring charge consists of (euro)0.8 million in costs associated with employee severance.

Call Center Consolidation and Cost Cutting Improving Profitability

In October 2002, the company completed the call center consolidation announced earlier in the year. The call center consolidation was part of a cost reduction initiative launched in January 2002 to improve financial performance. The total number of employees has been reduced by approximately 30% to 1,200 from over 1,700 immediately after the completion of the Vialog and Astound acquisitions in May 2001.

Since then, the sales headcount in North America was reduced from approximately 210 sales people to about 100 while the quality of the field sales group was upgraded to more experienced sales representatives and the number of inside sales representatives was increased significantly.

Demonstrating how the cost reduction initiatives are driving margins, the company noted that EBITDA margins in September reached 20%, a positive trend which has continued into October 2002.

Michael E. Savage, Executive Vice President and Chief Financial Officer, stated, "During this quarter, we experienced a material improvement in our costs. General and administrative expenses decreased to 31.8% of revenue this quarter from 36.6% last year. Our financial performance the last few months reflects the call center consolidation and our cost cutting programs which are beginning to generate the desired results."

Genesys Meeting Center

At the end of the third quarter, Genesys Meeting Center had reached over 300,000 seats sold. Since its introduction, Genesys Meeting Center has become the fastest growing web conferencing service in the world, based on the number of seats sold.

Francois Legros, Chairman and Chief Executive Officer, stated, "We continue to see strong interest from our customer base for our web conferencing solutions. More importantly, our web conferencing customers are utilizing more automated teleconferencing minutes, on average, than non-web conferencing customers."


Guidance

Management is providing the following guidance regarding Genesys' financial outlook:

          o Automated services are anticipated to be in the range of 57% - 60%% of revenue for the fourth quarter 2002.

          o In the fourth quarter 2002, Genesys anticipates revenues of approximately (euro)46 million, and approximately (euro)201 million for the year, based on the continued shift to automated services and continuing unfavorable comparisons in currencies compared to 2001.

          o EBITDA, excluding the non-recurring call center costs and other non-recurring costs, are anticipated to be in the range of
               (euro)7 - (euro)8 million for the fourth quarter and (euro)30 -
               (euro)31 for all of 2002.

Mr. Legros concluded, "We are continuing to take the necessary steps to make Genesys as efficient as possible while we transition our conferencing customers to automated services. We are encouraged as we approach 2003 by our significantly reduced cost structure, improving revenue mix and industry-leading web conferencing products."

Third Quarter Conference Call and Webcast

The Company will hold a conference call on November 14, 2002 at 5:30 p.m. Central European Time (GMT+1) or 11:30 a.m. Eastern Standard Time. Chairman and Chief Executive Officer, Francois Legros, and Chief Financial Officer, Michael
E. Savage, will host the call. The conference call will be webcast live. The call may be accessed at www.genesys.com.

US GAAP Financial Statements

The Company will file its U.S. GAAP financial statements with the Securities and Exchange Commission under Form 6-K on Friday, November 15, 2002.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.


Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market Euronext:
3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com


At Genesys Conferencing

Michael E. Savage
Executice Vice President Chief Financial Officer
Direct Line: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor relations
Direct Line: +33 4 99 13 25 17
Marine.pouvreau@genesys.com

                              GENESYS CONFERENCING
           Unaudited Proforma Statements of Operations (French GAAP)
                            (in thousands of euros)



                                                Three months ended Sept. 30,          Nine months ended Sept. 30,
                                              -------------------------------     ---------------------------------
                                                   2001              2002              2001                2002
                                              -------------------------------     ---------------------------------
Revenues                                      (euro) 50,894     (euro) 46,863     (euro) 157,536     (euro) 154,970
Cost of revenue (1)                                  22,376            20,305             68,306             66,952
                                              -------------------------------     ---------------------------------
Gross Profit                                         28,518            26,558             89,230             88,018
Research and development expenses                     1,606             1,159              4,029              3,607
Selling, general and administrative
expenses (2) (3)                                     26,433            22,644             85,614             82,183
Amortization of identifiable intangibles,
deferred acquisition and financing costs              4,991             4,066             14,507             12,184
                                              -------------------------------     ---------------------------------
EBIT (1) (2) (3)                              (euro) (4,512)    (euro) (1,311)    (euro) (14,920)     (euro) (9,956)
                                              ===============================     =================================

EBITDA (1) (2)                                 (euro) 5,522      (euro) 6,204      (euro) 18,327      (euro) 19,614
                                              ===============================     =================================


(1) The nine months ended September 30, 2002 include(euro)1.2 million in costs related to the termination of a long distance contract and(euro)0.5 million in duplicate costs related to call center consolidation
(2) The three and nine months ended September 30, 2002 include(euro)0.8 million and(euro)1.8 million respectively in costs associated with employee separation
(3) The nine months ended September 30, 2002 include a(euro)3.2 million provision related to the termination of a rich media contract


                              GENESYS CONFERENCING
                          Consolidated Balance Sheets
                   (in thousands of euros, except share data)


                                                         At Dec. 31, 2001   At Sept 30, 2002
                                                        ------------------------------------
                                                                              (Unaudited)
ASSETS
Fixed assets:
       Goodwill, net                                       (euro) 140,061     (euro) 129,919

       Intangible assets, net                                     108,636             95,843
       Tangible assets, net                                        38,257             27,895
       Financial assets, net                                        2,100              2,000
       Investment in affiliated companies                             127                111
                                                        -------------------------------------
               Total fixed assets                                 289,181            255,768
Current assets:
       Inventory                                                      146                118
       Accounts receivable, less allowances                        48,989             42,412
       (Eur 3,201 and Eur 2.687 at December
       31,2001 and September 30, 2002 respectively)
       Deferred tax assets                                            236                235
       Other current assets                                        10,514              7,672
       Prepaid expenses and deferred charges                       12,727              7,850
       Marketable securities                                        8,562                 28
       Cash at bank                                                10,051             10,331
                                                        -------------------------------------
               Total current assets                                91,225             68,646
                                                        -------------------------------------
               TOTAL ASSETS                                (euro) 380,406     (euro) 324,414
                                                        =====================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity:
       Ordinary shares, nominal value of Eur 5 per          (euro) 76,356      (euro) 76,959
       share, 15,271,064 and 15,391.856 shares issued
       and outstanding at December 31,2001
       and September 30, 2002, respectively
       Common shares to be issued                                   2,175              1,699
       Additional paid-in capital                                 177,758            180,222
       Additional paid-in capital to be issued                     10,347              8,082
       Accumulated deficit                                         (9,216)          (102,996)
       Net loss for the period                                    (94,263)           (29,136)
       Currently translation adjustments                            4,791              4,517
                                                        -------------------------------------
               Total Shareholders' equity                         167,948            139,347

Provisions for risks and charges                                    1,582              6,821
Long-term debt:
       Long-term portion of long-term debt                        142,083            119,568
       Long-term portion of capitalized lease
          obligations                                                 171                 69
                                                        -------------------------------------
               Total long-term debt                               142,254            119,637
Current liabilities
       Bank overdrafts                                                996              4,488
       Accounts payable and accrued liabilities                    35,980             22,546
       Tax payable and deferred compensation                       17,419             14,865
       Current portion of long-term debt                            8,342             15,526
       Current portion of capitalized lease obligations               266                174
       Deferred revenue                                             4,198                562
       Other liabilities                                            1,421                448
                                                        -------------------------------------
               Total current liabilities                           68,622             58,609
                                                        -------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 (euro) 380,406     (euro) 324,414
                                                        =====================================

                              GENESYS CONFERENCING
               Consolidated Statements of Operations (Unaudited)
                   (in thousands of euros, except share data)


                                                  Three months ended Sept 30,             Nine months ended Sept 30,
                                             -----------------------------------   ----------------------------------
                                                    2001               2002               2001             2002
                                             -----------------------------------   ----------------------------------
Revenue:
        Services                                (euro) 50,622     (euro) 46,296      (euro) 122,966   (euro) 153,544
        Products                                          272               567               1,516            1,426
                                             -----------------------------------   ----------------------------------
                                                       50,894            46,863             124,482          154,970
Cost of revenue:
        Services                                       22,121            19,894              51,857           65,838
        Products                                          255               411               1,093            1,114
                                             -----------------------------------   ----------------------------------
                                                       22,376            20,305              52,950           66,952
                                             -----------------------------------   ----------------------------------
Gross Profit                                           28,518            26,558              71,532           88,018
Operating expenses:
        Research and development                        1,606             1,159               3,479            3,607
        Selling and marketing                          12,787            11,828              31,831           39,200
        General and administrative (note A)            18,637            14,882              46,796           55,167
                                             -----------------------------------   ----------------------------------
                                                       33,030            27,869              82,106           97,974
                                             -----------------------------------   ----------------------------------
Operating loss                                         (4,512)           (1,311)            (10,574)          (9,956)
Financial expenses, net (note B)                       (2,982)           (3,251)             (3,914)          (9,107)
Equity in loss of affiliated companies                    (12)               (4)                (52)             (15)
Income tax expense (note C)                            (1,072)             (836)             (6,926)          (2,594)
Amortization of goodwill                               (3,642)           (2,296)             (9,188)          (7,464)
Net loss                                      (euro)  (12,220)   (euro)  (7,698)    (euro)  (30,654) (euro)  (29,136)
                                              ================   ===============    ================ ================

Basic and diluted net loss per share            (euro)  (0.88)    (euro)  (0.50)      (euro)  (2.53)   (euro)  (1.87)
                                                ==============    ==============      ==============   ==============
Number of oustanding shares used in                13,902,755        15,547,282          12,095,064       15,540,009
computing net loss per share

                              GENESYS CONFERENCING
                 Notes to Consolidated Statements of Operations
                   (in thousands of Euros, except share data)


                                                              Three months ended             Nine months ended
                                                                  September 30,                 September 30,
                                                          ---------------------------   ---------------------------
                                                               2001          2002            2001         2002
                                                          ---------------------------   ---------------------------
 NOTE A- Detail of General and Administrative expenses

 General and Administrative expenses                      (euro) 18,637 (euro) 14,882   (euro) 46,796 (euro) 55,167
 Amortization of identifiable intangible assets                  (4,506)       (3,643)         (8,474)      (10,933)
 Amortization of deferred acquisition and deferred
    financing costs                                                (485)         (423)         (1,257)       (1,251)
 Non recurrent income (charges)                                     673            22            (201)           92
                                                          ---------------------------   ---------------------------
 Operating General and Administrative expenses            (euro) 14,319 (euro) 10,838   (euro) 36,864 (euro) 43,075
 restated for the above items                             ===========================   ===========================

 OPERATING INCOME AND EBITDA
 Operating loss                                           (euro) (4,512) (euro)(1,311) (euro) (10,574) (euro)(9,956)
 Amortization of intangibles, deferred acquis. &
    financing costs                                               4,991         4,066           9,731        12,184
 Non recurrent charges (income)                                    (673)          (22)            201           (92)
                                                          ---------------------------   ---------------------------
 Operating income (loss) restated for the above items              (194)        2,733            (642)        2,136
                                                          ---------------------------   ---------------------------
 Depreciation and operating provision                             5,716         3,471          12,562        14,247
 Early termination of a Rich Media contract                           -             -               -         3,231
                                                          ---------------------------   ---------------------------
EBITDA                                                     (euro) 5,522  (euro) 6,204   (euro) 11,920 (euro) 19,614
                                                          ===========================   ===========================


 NOTE B- Detail of financial expenses ,net                      Three months ended             Nine months ended
                                                                  September 30,                  September 30,
                                                          ---------------------------   ---------------------------
                                                              2001          2002             2001         2002
                                                          ---------------------------   ---------------------------

 Interest and other financial income                          (euro) 73     (euro) 85      (euro) 989    (euro) 365
 Foreign exchange gains                                            (954)         (470)          2,803         2,089
                                                          ---------------------------   ---------------------------
 Total financial income                                            (881)         (385)          3,792         2,454

 Interest and other financial expenses                            2,602         2,441           5,913         8,012
 Foreign exchange losses                                           (501)          425           1,793         3,549
                                                          ---------------------------   ---------------------------
 Total financial charges                                          2,101         2,866           7,706        11,561

Financial expense,  net                                   (euro) (2,982)(euro) (3,251)  (euro) (3,914)(euro) (9,107)
                                                          ===========================   ===========================

                                                                Three months ended             Nine months ended
                                                                  September 30,                  September 30,
                                                          ---------------------------   ---------------------------
                                                              2001          2002             2001         2002
                                                          ---------------------------   ---------------------------
NOTE C- Detail of income tax

Deferred income tax                                          (euro) (39)    (euro) 11      (euro) (29)    (euro) 10
Tax on  acquisition costs                                          (229)            -          (4,708)            -
Income tax expense                                                 (804)         (847)         (2,189)       (2,604)
                                                          ---------------------------   ---------------------------
Total income tax expense                                  (euro) (1,072)  (euro) (836)  (euro) (6,926)(euro) (2,594)
                                                          ===========================   ===========================

                              GENESYS CONFERENCING

             Unaudited Proforma Statements of Operations (U.S. GAAP)
                             (in thousands of euros)




                                                          --------------------------      ----------------------------
                                                             Three months ended                Nine months ended
                                                                September 30,                    September 30,
                                                             2001           2002             2001            2002
                                                          ------------   -----------      -----------    -------------

 Revenue (1)                                            (euro) 50,894 (euro) 46,863   (euro) 157,536   (euro) 154,261
 Cost of revenue (2)                                           22,376        20,305           68,306           66,952
                                                          ------------   -----------      -----------    -------------
 Gross profit                                                  28,518        26,558           89,230           87,309
 Research and development expenses                              1,606         1,159            4,029            3,607
 Selling, general and administrative expenses (1) (3)          27,248        22,694           85,805           81,647
 Non-recurring charge                                               -             -                -            3,671
 Amortization of goodwill and other intangibles                 9,829         3,790           30,245           11,271
                                                       -----------------------------      -----------    -------------
 EBIT (1) (2) (3)                                      (euro) (10,165) (euro)(1,085)  (euro) (30,849)  (euro) (12,887)
                                                       =============================   ==============   ==============

 EBITDA (1) (2) (3)                                      (euro) 4,426  (euro) 5,982    (euro) 15,752    (euro) 14,464
                                                       =============== =============   ==============   ==============

(1) The nine months ended September 30, 2002 include a (euro) 3.2 million negative impact (revenue - (euro) 0.7 million, SG&A - (euro) 2.5 million) related to the termination of a rich media contract.

(2) The nine months ended September 30, 2002 include (euro) 1.2 million in costs related to the termination of a long distance contract and (euro)
      0.5 million in duplicate costs related to the call center consolidation.

(3) The three and nine months ended September 30, 2002 include (euro) 0.8 million and (euro) 1.8 million, respectively, in cost associated with employee separations.

                                 GENESYS S.A.
                     CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
                      (in thousands, except share data)

                                                                                  December 31,       September 30,
                                                                                     2001                 2002
                                                                               ---------------     ------------------
ASSETS                                                                                                (Unaudited)
Current assets:
      Cash and cash equivalents                                                 (euro) 17,510            (euro) 5,849
      Accounts receivable, less allowances of(euro)3,201 at December 31, 2001
       and(euro)2,687 at September 30, 2002                                            48,989                  42,412
      Inventory                                                                           146                     118
      Prepaid expenses                                                                  7,156                   3,375
      Other current assets                                                              6,664                   3,822
                                                                               ---------------    --------------------
          Total current assets                                                         80,465                  55,576
Property and equipment, net                                                            47,697                  35,582
Goodwill and other intangibles, net                                                   275,058                 255,546
Investment in affiliated company                                                          126                     111
Deferred tax assets                                                                       236                     235
Deferred financing costs, net                                                           4,722                   4,178
Other assets                                                                            2,100                   2,000
                                                                               ---------------    --------------------
          Total assets                                                         (euro) 410,404          (euro) 353,228
                                                                               ===============    ====================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                                          (euro) 24,533           (euro) 17,730
      Accrued liabilities                                                               7,148                   8,254
      Accrued compensation                                                              7,489                   7,158
      Tax payable                                                                       9,929                   7,707
      Deferred revenue                                                                  4,198                     562
      Current portion of long-term debt                                                 6,901                  12,088
      Current portion of capitalized lease obligations                                    266                     174
      Current portion of deferred tax liability                                         5,346                   4,866
      Current portion of accrued restructuring expenses                                     -                   3,219
      Other current liabilities                                                         6,894                     229
                                                                               ---------------    --------------------
          Total current liabilities                                                    72,704                  61,987
Long-term portion of long-term debt                                                   142,552                 120,150
Long-term portion of capitalized lease obligations                                        171                      69
Long term portion of deferred tax liability                                            28,503                  23,702
Other long term liability                                                               3,606                   6,902
Shareholders' equity:
      Ordinary shares;(euro)5.00 nominal value; 15,271,064 and 15,391,856
          at December 31, 2001 and September 30, 2002, respectively                    76,356                  76,959
      Common shares to be issued :(euro)5.00 nominal value;
          250,687 and 155,424 shares at December 31, 2001 and September 30, 2002        1,253                     778
      Additional paid-in capital                                                      194,019                 194,195
      Accumulated other comprehensive income                                            3,749                   2,705
      Deferred compensation                                                              (465)                   (280)
      Accumulated deficit                                                            (111,293)               (133,187)
                                                                               ---------------    --------------------
                                                                                      163,619                 141,170
      Less cost of treasury shares : 22,131 shares  at December 31, 2001
          and September 30, 2002                                                         (751)                   (751)
                                                                               ---------------    --------------------
      Total shareholders' equity                                                      162,868                 140,419
                                                                               ---------------    --------------------
Total liabilities and shareholders' equity                                     (euro) 410,404          (euro) 353,228
                                                                               ===============    ====================

                                  GENESYS S.A.
                CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)
                        (in thousands, except share data)



                                                 Three Months ended September 30,      Nine Months ended September 30,
                                                   2001                2002                2001              2002
                                             -----------------    ----------------   ---------------    ----------------
 Revenue :
     Services                                   (euro) 50,622       (euro) 46,296    (euro) 122,966      (euro) 152,835
     Products                                             272                 567             1,516               1,426
                                             -----------------    ----------------   ---------------    ----------------
                                                       50,894              46,863           124,482             154,261

 Cost of revenue :
     Services                                          22,121              19,894            51,857              65,838
     Products                                             255                 411             1,093               1,114
                                             -----------------    ----------------   ---------------    ----------------
                                                       22,376              20,305            52,950              66,952

                                             -----------------    ----------------   ---------------    ----------------
 Gross profit                                          28,518              26,558            71,532              87,309

 Operating expenses :
     Research and development                           1,606               1,159             3,479               3,607
     Selling and marketing                             12,787              11,828            31,831              39,200
     General and administrative                        14,461              10,866            37,190              42,447
     Non-recurring charge                                   -                   -                 -               3,671
     Amortization of goodwill and other intangibles     9,829               3,790            21,180              11,271
                                             -----------------    ----------------   ---------------    ----------------
 Total operating expenses                              38,683              27,643            93,680             100,196

 Operating loss                                       (10,165)             (1,085)          (22,148)            (12,887)

 Financial income (expense)
     Interest income                                       73                  10               229                  99
     Interest expense                                  (2,886)             (2,595)           (5,955)             (7,703)
     Foreign exchange gain (loss)                        (445)               (895)            1,085              (1,460)
     Other financial income (expense), net               (132)                (34)              (40)               (829)
                                             -----------------    ----------------   ---------------    ----------------
 Financial expense, net                                (3,390)             (3,514)           (4,681)             (9,893)

 Equity in loss of affiliated company                     (12)                 (4)              (52)                (15)

                                             -----------------    ----------------   ---------------    ----------------
 Income (loss) before taxes                           (13,567)             (4,603)          (26,881)            (22,795)

 Income tax (expense) / credit                         (1,072)                369            (6,681)              1,020

                                             -----------------    ----------------   ---------------    ----------------
 Net loss                                      (euro) (14,639)      (euro) (4,234)   (euro) (33,562)     (euro) (21,775)
                                             =================    ================   ===============    ================

                                             -----------------    ----------------     -------------    ----------------
Basic and diluted net loss per share             (euro) (1.05)       (euro) (0.27)     (euro) (2.77)       (euro) (1.40)
                                             =================    ================   ===============    ================

Number of shares used in computing basic
    and diluted net loss per share                 13,902,755          15,547,282        12,095,064          15,540,009

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 15, 2002

                                               GENESYS SA


                                               By: /s/ Francois Legros
                                                   ----------------------------
                                                   Name: Francois Legros
                                                   Title: Chairman and Chief
                                                          Executive Officer